Exhibit 99.2

Consolidated financial statements

Consolidated financial statements

Consolidated income statements

For the period ended March 31 (in millions of Canadian dollars, except share amounts) (unaudited)	Note	2023	2022

Operating revenues	3	6,054	5,850

Operating costs	3, 5	(3,516)	(3,266)

Severance, acquisition and other costs	6	(49)	(13)

Depreciation		(918)	(891)

Amortization		(283)	(260)

Finance costs

Interest expense		(344)	(260)

Net return on post-employment benefit plans	12	27	18

Impairment of assets	7	(34)	(2)

Other income	8	121	93

Income taxes		(270)	(335)

Net earnings		788	934

Net earnings attributable to:

Common shareholders		725	877

Preferred shareholders		46	34

Non-controlling interest		17	23

Net earnings		788	934

Net earnings per common share – basic and diluted	9	0.79	0.96

Weighted average number of common shares outstanding – basic (millions)		912.1	910.1

38	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of comprehensive income

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note	2023	2022

Net earnings		788	934

Other comprehensive (loss) income, net of taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($21) million and ($55) million for the three months ended March 31, 2023 and 2022, respectively		58	148

Items that will not be reclassified to net earnings

Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $47 million and ($235) million for the three months ended March 31, 2023 and 2022, respectively (1)	12	(127)	644

Net change in value of publicly-traded and privately-held investments, net of income taxes of ($3) million and nil for the three months ended March 31, 2023 and 2022, respectively		17	1

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($2) million and $3 million for the three months ended March 31, 2023 and 2022, respectively		6	(8)

Other comprehensive (loss) income		(46)	785

Total comprehensive income		742	1,719

Total comprehensive income attributable to:

Common shareholders		679	1,662

Preferred shareholders		46	34

Non-controlling interest		17	23

Total comprehensive income		742	1,719

(1)

The discount rate used to value our post-employment benefit obligations at March 31, 2023 was 5.0% compared to 5.3% at December 31, 2022. The discount rate used to value our post-employment benefit obligations at March 31, 2022 was 4.3% compared to 3.2% at December 31, 2021.

39

Consolidated financial statements

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	March 31, 2023	December 31, 2022

ASSETS

Current assets

Cash		651	99

Cash equivalents		90	50

Trade and other receivables		3,828	4,138

Inventory		673	656

Contract assets		419	436

Contract costs		538	540

Prepaid expenses		378	244

Other current assets		330	324

Assets held for sale	10	260	–

Total current assets		7,167	6,487

Non-current assets

Contract assets		260	288

Contract costs		633	603

Property, plant and equipment		29,233	29,256

Intangible assets		16,338	16,183

Deferred tax assets		102	84

Investments in associates and joint ventures		664	608

Post-employment benefit assets	12	3,407	3,559

Other non-current assets		1,341	1,355

Goodwill		10,830	10,906

Total non-current assets		62,808	62,842

Total assets		69,975	69,329

LIABILITIES

Current liabilities

Trade payables and other liabilities		4,080	5,221

Contract liabilities		851	857

Interest payable		208	281

Dividends payable		900	867

Current tax liabilities		164	106

Debt due within one year	11	6,347	4,137

Liabilities held for sale	10	109	–

Total current liabilities		12,659	11,469

Non-current liabilities

Contract liabilities		244	228

Long-term debt	11	27,456	27,783

Deferred tax liabilities		4,969	4,953

Post-employment benefit obligations	12	1,348	1,311

Other non-current liabilities		1,032	1,070

Total non-current liabilities		35,049	35,345

Total liabilities		47,708	46,814

Commitments	16

EQUITY

Equity attributable to BCE shareholders

Preferred shares	14	3,827	3,870

Common shares		20,851	20,840

Contributed surplus		1,179	1,172

Accumulated other comprehensive income (loss)		3	(55)

Deficit		(3,926)	(3,649)

Total equity attributable to BCE shareholders		21,934	22,178

Non-controlling interest	10	333	337

Total equity		22,267	22,515

Total liabilities and equity		69,975	69,329

40	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of changes in equity

		Attributable to BCE shareholders

For the period ended March 31, 2023 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non- controlling interest	Total equity

Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515

Net earnings		–	–	–	–	771	771	17	788

Other comprehensive income (loss)		–	–	–	81	(127)	(46)	–	(46)

Total comprehensive income		–	–	–	81	644	725	17	742

Common shares issued under employee stock option plan		–	11	(1)	–	–	10	–	10

Other share-based compensation		–	–	(4)	–	(9)	(13)	–	(13)

Repurchase of preferred shares	14	(43)	–	12	–	–	(31)	–	(31)

Dividends declared on BCE common and preferred shares		–	–	–	–	(929)	(929)	–	(929)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(21)	(21)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(6)	–	(6)	–	(6)

Other		–	–	–	(17)	17	–	–	–

Balance at March 31, 2023		3,827	20,851	1,179	3	(3,926)	21,934	333	22,267

		Attributable to BCE shareholders

For the period ended March 31, 2022 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non- controlling interest	Total equity

Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941

Net earnings		–	–	–	–	911	911	23	934

Other comprehensive income		–	–	–	142	643	785	–	785

Total comprehensive income		–	–	–	142	1,554	1,696	23	1,719

Common shares issued under employee stock option plan		–	168	(6)	–	–	162	–	162

Other share-based compensation		–	–	(17)	–	(21)	(38)	–	(38)

Repurchase of preferred shares	14	(118)	–	3	–	–	(115)	–	(115)

Dividends declared on BCE common and preferred shares		–	–	–	–	(873)	(873)	–	(873)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(11)	(11)

Balance at March 31, 2022		3,885	20,830	1,137	355	(2,740)	23,467	318	23,785

41

Consolidated financial statements

Consolidated statements of cash flows

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note	2023	2022

Cash flows from operating activities

Net earnings		788	934

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	49	13

Depreciation and amortization		1,201	1,151

Post-employment benefit plans cost	12	31	51

Net interest expense		330	258

Impairment of assets		34	2

Gains on investments	8	–	(37)

Income taxes		270	335

Contributions to post-employment benefit plans		(15)	(79)

Payments under other post-employment benefit plans		(15)	(15)

Severance and other costs paid		(25)	(28)

Interest paid		(439)	(373)

Income taxes paid (net of refunds)		(164)	(116)

Acquisition and other costs paid		–	(3)

Change in contract assets		45	32

Change in wireless device financing plan receivables		41	59

Net change in operating assets and liabilities		(884)	(468)

Cash flows from operating activities		1,247	1,716

Cash flows used in investing activities

Capital expenditures		(1,086)	(959)

Business acquisitions	4	(25)	(139)

Business dispositions	8	–	52

Other investing activities		20	(10)

Cash flows used in investing activities		(1,091)	(1,056)

Cash flows from (used in) financing activities

(Decrease) increase in notes payable		(83)	469

Increase in securitized receivables		500	–

Issue of long-term debt	11	1,504	945

Repayment of long-term debt		(299)	(1,258)

Repurchase of a financial liability	13	(149)	–

Issue of common shares		10	161

Purchase of shares for settlement of share-based payments		(93)	(106)

Repurchase of preferred shares	14	(31)	(115)

Cash dividends paid on common shares		(839)	(795)

Cash dividends paid on preferred shares		(55)	(33)

Cash dividends paid by subsidiaries to non-controlling interest		(21)	(11)

Other financing activities		(8)	(28)

Cash flows from (used in) financing activities		436	(771)

Net increase (decrease) in cash		552	(111)

Cash at beginning of period		99	289

Cash at end of period		651	178

Net increase in cash equivalents		40	–

Cash equivalents at beginning of period		50	–

Cash equivalents at end of period		90	–

42	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2022 annual consolidated financial statements, approved by BCE’s board of directors on March 2, 2023.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

NOTE 1	Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada.

NOTE 2	Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 3, 2023. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2022, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Future changes to accounting standards

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023 and any changes will be reflected in our financial statements for the year ended December 31, 2023.

43

Notes to consolidated financial statements

NOTE 3	Segmented information

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source).

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. The following tables present financial information by segment for the three month periods ended March 31, 2023 and 2022.

For the three month period ended March 31, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		4,528	694	–	5,222

Inter-segment service revenues		7	86	(93)	–

Operating service revenues		4,535	780	(93)	5,222

External/Operating product revenues		832	–	–	832

Total external revenues		5,360	694	–	6,054

Total inter-segment revenues		7	86	(93)	–

Total operating revenues		5,367	780	(93)	6,054

Operating costs	5	(2,961)	(648)	93	(3,516)

Adjusted EBITDA (1)		2,406	132	–	2,538

Severance, acquisition and other costs	6				(49)

Depreciation and amortization					(1,201)

Finance costs

Interest expense					(344)

Net return on post-employment benefit plans	12				27

Impairment of assets					(34)

Other income	8				121

Income taxes					(270)

Net earnings					788

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

44	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

For the three month period ended March 31, 2022	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		4,436	741	–	5,177

Inter-segment service revenues		7	84	(91)	–

Operating service revenues		4,443	825	(91)	5,177

External/Operating product revenues		673	–	–	673

Total external revenues		5,109	741	–	5,850

Total inter-segment revenues		7	84	(91)	–

Total operating revenues		5,116	825	(91)	5,850

Operating costs	5	(2,740)	(617)	91	(3,266)

Adjusted EBITDA (1)		2,376	208	–	2,584

Severance, acquisition and other costs	6				(13)

Depreciation and amortization					(1,151)

Finance costs

Interest expense					(260)

Net return on post-employment benefit plans	12				18

Impairment of assets					(2)

Other income	8				93

Income taxes					(335)

Net earnings					934

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

For the period ended March 31	2023	2022

Services (1)

Wireless	1,723	1,635

Wireline data	2,001	1,953

Wireline voice	726	771

Media	694	741

Other wireline services	78	77

Total services	5,222	5,177

Products (2)

Wireless	626	563

Wireline	206	110

Total products	832	673

Total operating revenues	6,054	5,850

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

NOTE 4	Business acquisition

Acquisition of FX Innovation

On May 3, 2023, Bell entered into an agreement to acquire FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $160 million and approximately $7 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. The transaction is expected to close in late Q2 2023 or early Q3 2023, subject to closing conditions, including regulatory approvals. The acquisition of FX Innovation aims to position Bell as a tech services leader for our enterprise customers.

Acquisition of EBOX and other related companies

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired companies are included in our Bell CTS segment.

45

Notes to consolidated financial statements

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total

Cash consideration	153

Total cost to be allocated	153

Other non-cash working capital	5

Property, plant and equipment	5

Indefinite-life intangible assets (1)	17

Finite-life intangible and other assets (2)	15

Trade payables and other liabilities	(17)

Contract liabilities	(5)

Deferred tax liabilities	(9)

11

Cash and cash equivalents	14

Fair value of net assets acquired	25

Goodwill (3)	128

(1)	Consists of brand and digital assets.

(2)	Consists mainly of customer relationships.

(3)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of cash-generating units (CGUs).

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the three months ended March 31, 2022.

NOTE 5	Operating costs

For the period ended March 31	Note	2023	2022

Labour costs

Wages, salaries and related taxes and benefits		(1,102)	(1,040)

Post-employment benefit plans service cost (net of capitalized amounts)	12	(58)	(69)

Other labour costs (1)		(259)	(237)

Less:

Capitalized labour		303	260

Total labour costs		(1,116)	(1,086)

Cost of revenues (2)		(1,954)	(1,728)

Other operating costs (3)		(446)	(452)

Total operating costs		(3,516)	(3,266)

(1)	Other labour costs include contractor and outsourcing costs.

(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

NOTE 6	Severance, acquisition and other costs

For the period ended March 31	2023	2022

Severance	(29)	(18)

Acquisition and other	(20)	5

Total severance, acquisition and other costs	(49)	(13)

Severance costs

Severance costs consist of charges related to involuntary and voluntary employee terminations.

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

46	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

NOTE 7	Impairment of assets

Impairment charges for the three months ended March 31, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

NOTE 8	Other income

For the period ended March 31	2023	2022

Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	18	75

Gains (losses) on retirements and disposals of property, plant and equipment and intangible assets	47	(6)

Equity income (losses) from investments in associates and joint ventures

Operations	18	(9)

Gains on investments	–	37

Early debt redemption costs	–	(18)

Other	38	14

Total other income	121	93

Gains on disposals of property, plant and equipment

In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

Gains on investments

On March 1, 2022, we completed the sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch), a consulting business that specializes in the optimization of business processes and implementation of technological solutions, which was included in our Bell CTS segment. We recorded cash proceeds of $53 million and a gain on sale of $36 million (before tax expense of $2 million).

NOTE 9	Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the period ended March 31	2023	2022

Net earnings attributable to common shareholders – basic	725	877

Dividends declared per common share (in dollars)	0.9675	0.92

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	912.1	910.1

Assumed exercise of stock options (1)	0.2	0.7

Weighted average number of common shares outstanding – diluted (in millions)	912.3	910.8

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,250,443 for the first quarter of 2023, compared to nil for the first quarter of 2022.

47

Notes to consolidated financial statements

NOTE 10	Assets held for sale

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios which were under construction, which are included in our Bell Media segment.

As at March 31, 2023, construction of the production studios was substantially completed. As a result, we have presented the assets and liabilities of the production studios as held for sale in our statement of financial position at March 31, 2023.

The results of operations of the assets held for sale did not have a significant impact on our revenue or net earnings for the three months ended March 31, 2023 and 2022.

On May 3, 2023, we completed the sale of the production studios and received net cash proceeds of $210 million.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at March 31, 2023.

2023

Prepaid expenses	1

Property, plant and equipment	179

Intangible assets	4

Goodwill	76

Total assets held for sale	260

Trade payables and other liabilities	13

Contract liabilities	1

Debt due within one year	46

Long term debt	46

Deferred tax liabilities	3

Total liabilities held for sale	109

Non-controlling interest	23

Net assets held for sale	128

NOTE 11	Debt

On February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 medium-term note (MTN) debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN Debentures, with a principal amount of $450 million, which mature on February 9, 2053.

The Series M-58 and M-59 MTN debentures are fully and unconditionally guaranteed by BCE.

In Q1 2023, Bell Canada reclassified its 2.70% Series M-44 MTN debentures with a total principal amount of $1 billion and its 0.75% US-3 Notes with a principal amount of $600 million in U.S. dollars ($777 million in Canadian dollars), which mature on February 27, 2024 and March 17, 2024, respectively, from long-term debt to debt due within one year.

NOTE 12	Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

Components of post-employment benefit plans service cost

For the period ended March 31	2023	2022

DB pension	(32)	(48)

DC pension	(38)	(38)

Less:

Capitalized benefit plans cost	12	17

Total post-employment benefit plans service cost	(58)	(69)

48	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Components of post-employment benefit plans financing income

For the period ended March 31	2023	2022

DB pension	37	26

OPEBs	(10)	(8)

Total net return on post-employment benefit plans	27	18

NOTE 13	Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			March 31, 2023		December 31, 2022

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	26,547	25,103	25,061	23,026

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)	(1)	Non-observable market inputs (level 3) (2)

March 31, 2023

Publicly-traded and privately-held investments (3)	Other non-current assets	220	9	–		211

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	156	–	156		–

Other	Other non-current assets and liabilities	118	–	194		(76)

December 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	–		206

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	108	–	184		(76)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive (loss) income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income (loss) to Deficit in the statements of financial position when realized.

(4)

Represented BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

Market risk

Currency exposures

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $7 million (loss of $36 million) recognized in net earnings at March 31, 2023 and a gain of $128 million (loss of $116 million) recognized in Other comprehensive (loss) income at March 31, 2023, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $3 million recognized in Other comprehensive (loss) income at March 31, 2023, with all other variables held constant.

49

Notes to consolidated financial statements

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2023.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item

Cash flow (1)	USD	1,543	CAD	2,110	2023	Loans

Cash flow	USD	564	CAD	768	2023	Commercial paper

Cash flow	USD	610	CAD	758	2023	Anticipated purchases

Cash flow	PHP	1,829	CAD	42	2023	Anticipated purchases

Cash flow	USD	824	CAD	1,046	2024	Anticipated purchases

Economic	USD	117	CAD	147	2023	Anticipated purchases

Economic – call options	CAD	168	USD	117	2023	Anticipated purchases

Economic – put options	USD	117	CAD	147	2023	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	336	CAD	432	2024	Anticipated purchases

Economic – options (2)	USD	120	CAD	153	2024	Anticipated purchases

Economic – call options	USD	540	CAD	694	2025	Anticipated purchases

Economic – put options	USD	360	CAD	461	2025	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program.

(2)	Foreign currency options with a leverage provision and a profit cap limitation

Interest rate exposures

In Q1 2023, we sold interest rate swaptions with a notional amount of $250 million maturing in Q2 2023, for $2 million, to hedge economically the fair value of our Series M-53 MTN debentures. In Q1 2023, we also sold interest rate swaptions with a notional amount of $425 million maturing in Q2 2023, for $2 million, to hedge economically the floating interest rate exposure relating to our Series M-53 MTN debentures. The fair value of these interest rate swaptions at March 31, 2023 is a liability of $1 million recognized in Trade payables and other liabilities in the statements of financial position. A gain of $3 million for the three months ended March 31, 2023, relating to these interest rate swaptions is recognized in Other income in the income statements.

In 2022, we entered into interest rate swaps with a notional amount of $500 million maturing in 2027 to hedge the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaps at March 31, 2023 is a liability of $6 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at March 31, 2023 and December 31, 2022 was a liability of $20 million and $33 million, respectively, recognized in Trade payables and other liabilities in the statements of financial position. A gain of $13 million for the three months ended March 31, 2023 relating to these basis rate swaps is recognized in Other income in the income statements.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at March 31, 2023 and December 31, 2022 was a liability of $1 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

A 1% increase (decrease) in interest rates would result in a loss of $34 million (gain of $19 million) recognized in net earnings at March 31, 2023, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain of $9 million (loss of $10 million) recognized in net earnings at March 31, 2023, with all other variables held constant.

Equity price exposures

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2023 and December 31, 2022 was a net liability of $32 million and a net liability of $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A gain of $18 million for the three months ended March 31, 2023 relating to these equity forward contracts is recognized in Other income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $33 million recognized in net earnings at March 31, 2023, with all other variables held constant.

50	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

NOTE 14	Share capital

Conversion and dividend rate reset of BCE First Preferred Shares

On March 1, 2023, 3,635,351 of BCE’s fixed rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2023, 351,634 of BCE’s Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE’s Series AC Preferred Shares was reset for the next five years, effective March 1, 2023, at 5.08%. The Series AD Preferred Shares will continue to pay a monthly cash dividend.

Normal course issuers bid for BCE First Preferred Shares

In Q1 2023, BCE repurchased and canceled 1,712,000 First Preferred Shares with a stated capital of $43 million for a total cost of $31 million. The remaining $12 million was recorded to contributed surplus.

Redemption of BCE’s Series AO First Preferred Shares

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO First Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

NOTE 15	Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

For the period ended March 31	2023	2022

Employee savings plan	(8)	(8)

Restricted share units (RSUs) and performance share units (PSUs)	(34)	(25)

Other (1)	(1)	(1)

Total share-based payments	(43)	(34)

(1)	Includes deferred share units and stock options.

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2023.

RSUs/PSUs

Number of RSUs/PSUs

Outstanding, January 1, 2023	3,124,187

Granted	1,054,153

Dividends credited	46,003

Settled	(904,862)

Forfeited	(7,534)

Outstanding, March 31, 2023	3,311,947

Stock options

	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2023	7,802,108	61

Exercised (1)	(176,243)	58

Forfeited or expired	(11,408)	63

Outstanding and exercisable, March 31, 2023	7,614,457	61

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2023 was $61.

NOTE 16	Commitments

Subsequent to quarter end, our commitments for property, plant and equipment and intangible assets increased by $806 million, which are payable $13 million in 2023, $54 million in 2024, $84 million in 2025, $87 million in 2026, $67 million in 2027 and $501 million thereafter.

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